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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53101

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/2019___ AND ENDING___12/31/19___

                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Madeira Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

315 Manitoba Ave, Suite 100

(No. and Street)

Wayzata	MN	55391
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Postlethwaite & Netterville, APAC

(Name – if individual, state last, first, middle name)

8850 United Plaza Blvd, Suite 1001	Baton Rouge	LA	70809
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (11-05)

3

OATH OR AFFIRMATION

I, Justin B. Besikof _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Madeira Capital, LLC _____ , as
of December 31 _____ , 20 19 ____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

President   **President**
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

4


MADEIRA CAPITAL, LLC
MINNEAPOLIS, MINNESOTA

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019


ASSETS

Cash	$	6,961
Total Assets	$	6,961

LIABILITIES
Balance, December 31, 2019 $ -

MEMBER'S EQUITY   6,961

Total Liabilities and Member's Equity	$	6,961

The accompanying notes are an integral part of this statement.

MADEIRA CAPITAL, LLC
MINNEAPOLIS, MINNESOTA

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2019

REVENUES		
Merger and acquisition fees	$	-
EXPENSES		
Operating expenses		11,045
NET LOSS	$	(11,045)

Balance, December 31, 2019

The accompanying notes are an integral part of this statement.

MADEIRA CAPITAL, LLC
MINNEAPOLIS, MINNESOTA

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2019

	Member's Capital	Accumulated Deficit	Total Member's Equity
Balance, January 1, 2019	$ 712,108	$ (703,602)	$ 8,506
Contributions from the parent company	9,500	-	9,500
Net Loss	-	(11,045)	(11,045)
Balance, December 31, 2019	$ 721,608	$ (714,647)	$ 6,961

The accompanying notes are an integral part of this statement.

MADEIRA CAPITAL, LLC
MINNEAPOLIS, MINNESOTA

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO
CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2019

Subordinated borrowings at January 1, 2019	$	-
Increases		-
Decreases		-
Subordinated borrowings at December 31, 2019	$	-

Balance, December 31, 2019

The accompanying notes are an integral part of this statement.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (11,045)
Net cash used in operating activities	(11,045)
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributions from the parent company	9,500
Net cash provided by financing activities	9,500
NET DECREASE IN CASH	(1,545)
Balance, December 31, 2019	
Cash, beginning of year	8,506
Cash, end of year	$ 6,961

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

1. **Description of Business and Summary of Significant Accounting Policies**

Description of Business

Madeira Capital, LLC, (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and regulated by the Financial Industry Regulatory Authority (FINRA). The Company is primarily an agent for clients in merger and acquisition transactions generally in the Midwestern United States.

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect certain reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from these estimates.

Revenue Recognition

On January 1, 2018, the Company adopted ASU 2014-09 and all related amendments ("ASC 606") and the adoption of the standard had no impact on the financial statements due to no revenues recorded in 2018 and 2019.

Income Taxes

The Company is a limited liability company. The only member of the Company is a partnership (the Parent Company). Amounts due for federal and state income taxes are not reflected in the financial statements, but rather the taxable income or loss of the Company is included on the Parent Company's income tax return.

The Company recognizes and measures its unrecognized tax benefits in accordance with the Accounting Standards Codification (ASC). Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Cash

For purposes of the statement of cash flows, cash included all amounts on hand and amounts on deposit at financial institutions.

Description of Business and Summary of Significant Accounting Policies (continued)

Accounting Standards Adopted

In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)," which amends current lease guidance. This guidance requires, among other things, that lessees recognize the following for all leases (with the exception of short-term leases) at the commencement date: (1) a lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) a right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. Lessees and lessors must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. In July 2018, the FASB issued ASU No. 2018-11, "Leases (Topic 842): Targeted Improvements," which simplifies the implementation by allowing entities the option to instead apply the provisions of the new guidance at the effective date, without adjusting the comparative periods presented. The Company adopted this guidance effective January 1, 2019. The adoption of the guidance had no impact on the financial statements as the Company has no leases recorded as of 2019 and 2018.

2. **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and the related net capital ratio fluctuate on a daily basis; however, at December 31, 2019, the net capital ratio was 0 and net capital was $6,961 which exceeded the minimum capital requirement by $1,961.

The Company operates under the exemptive provisions of paragraph (k)(2) (i) of Rule 15c3-3 of the Securities and Exchange Commission. Therefore, the Company is not required to make a periodic computation of the reserve requirements for the exclusive benefit of customers.

3. **Concentration**

The Company earned no merger and acquisition fees in calendar year 2019.

4. **Current Operating Environment**

The Company does not intend to pursue additional revenue during 2020 and necessary recurring expenses will be covered by the parent company (Madeira Partners, LLC) to ensure that minimum capital requirements of $5,000 is maintained at all times.

5. **Credit Risk**

At no time during the year did the Company's cash accounts exceed the related amount of federal depository insurance.

6. **Subsequent Events**

Management has evaluated subsequent events through February 14, 2020, the date that the financial statements were available to be issued, and determined that no events have occurred that require disclosure. No subsequent events occurring after this date have been evaluated for inclusion in these statements.

MADEIRA CAPITAL, LLC
MINNEAPOLIS, MINNESOTA

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2019

NET CAPITAL		
Member's equity	$	6,961
LESS: NON-ALLOWABLE ASSETS	$	-
NET CAPITAL	$	6,961
COMPUTATION OF NET CAPITAL REQUIREMENT		
Balance, December 31, 2019		5,000
EXCESS NET CAPITAL	$	1,961
AGGREGATE INDEBTEDNESS	$	-
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0

There are no differences between the audited computation of net capital and
the company's calculation of net capital in the audited Part II Focus Report.

See report of independent registered public accounting firm.

MADEIRA CAPITAL, LLC
Schedule II
Computation for Determination of Reserve Requirements
Under SEC Rule 15c3-3
As of December 31, 2019

The Company has claimed exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

See report of independent registered public accounting firm.

MADEIRA CAPITAL, LLC
SCHEDULE III
Information for Possession or Control Requirements
Under SEC Rule 15c3-3
As of December 31, 2019

The Company has claimed exemption form the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

See report of independent registered public accounting firm.



Postlethwaite & Netterville

8550 United Plaza Blvd., Ste. 1001 – Baton Rouge, LA 70809
225-922-4600 Phone – 225-922-4611 Fax – pncpa.com

A Professional Accounting Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member
Madeira Capital, LLC
Minneapolis, Minnesota

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Madeira Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Madeira Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(i) (exemption provisions) and (2) Madeira Capital, LLC stated that Madeira Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Madeira Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Madeira Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Postlethwaite & Netterville

Baton Rouge, Louisiana
February 14, 2020

Madeira Capital, LLC Exemption Report

Madeira Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal period without exception.

I, Justin Besikof, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____
      Justin Besikof

Title: President _____

Date: February 14, 2020 _____


8550 United Plaza Blvd., Ste. 1001 – Baton Rouge, LA 70809
225-922-4600 Phone – 225-922-4611 Fax – **pncpa.com**

A Professional Accounting Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member
Madeira Capital, LLC
Minneapolis, Minnesota

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Madeira Capital, LLC (the Company) as of December 31, 2019, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Madeira Capital, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Madeira Capital, LLC's management. Our responsibility is to express an opinion on the Madeira Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Madeira Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Madeira Capital, LLC is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of Madeira Capital, LLC's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Auditors' Report on Supplemental Information

The supplemental information contained in Schedule I: Computation of Net Capital Under SEC Rule 15c3-1, Schedule II: Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III: Information for Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I: Computation of Net Capital Under SEC Rule 15c3-1, Schedule II: Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III: Information for Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Postlethwaite & Netterville

We have served as Madeira Capital, LLC 's auditor since 2006.

Baton Rouge, Louisiana
February 14, 2020